United States securities and exchange commission logo





                               September 14, 2023

       Monish Patolawala
       Chief Financial Officer
       3M Company
       3M Center
       St. Paul, Minnesota 55144

                                                        Re: 3M Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 8,
2023
                                                            File No. 001-03285

       Dear Monish Patolawala:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Certain amounts adjusted for special items - (non-GAAP measures), page
22

   1. We note in your Form 10-K for the year ended December 31, 2022, your Form 10-Q for the six months ended
June 30, 2023 and your related earnings releases included on Form
                                                        8-K that your adjusted
operating income/loss reconciliation includes significant
                                                        adjustments for "Net
costs for significant litigation." Please provide us the specific litigation costs
included in the non-GAAP measures each period, including the amounts related to settlements,
accruals and legal fees and provide additional disclosure of these amounts in future
filings. In addition, explain to us and disclose in future filings how each component of the
elimination is consistent with the guidance in Question 100.01 of the
                                                        SEC's Compliance and
Disclosure Interpretations for Non-GAAP measures.
 Monish Patolawala
3M Company
September 14, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 with any questions.



                                                          Sincerely,
FirstName LastNameMonish Patolawala
                                                          Division of
Corporation Finance
Comapany Name3M Company
                                                          Office of Industrial
Applications and
September 14, 2023 Page 2                                 Services
FirstName LastName